

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 26, 2009

<u>Via U.S. Mail and Fax (858) 546-2408</u>

David Lyle
Chief Financial Officer
Entropic Communications, Inc.
6290 Sequence Drive
San Diego, CA 92121

> **Re:** **Entropic Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 23, 2009**
> **File No. 001-33844**

Dear Mr. Lyle:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

David Lyle
Entropic Communications, Inc.
June 26, 2009
Page 2

Form 10-K for the fiscal year ended December 31, 2008

Item 11. Executive Compensation, page 78

1.   We note from your discussion under "2008 Executive Bonus Plan" on page 30 of
        the proxy statement that you have incorporated by reference into your Form 10-K
        that you have not disclosed the specific targets that were to be achieved in order
        for your named executive officers to earn their respective annual cash incentive
        payments under 2008 Executive Bonus Plan. Please provide such disclosure in
        your future filings, as applicable. To the extent you believe that disclosure of
        such information, on a historical basis, would result in competitive harm such that
        the information could be excluded under Instruction 4 to Item 402(b) of
        Regulation S K, please provide us with a detailed explanation supporting your
        conclusion. To the extent that it is appropriate to omit specific targets or
        performance objectives, you are required to provide appropriate disclosure
        pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to
        Question 118.04 of the Regulation S-K Compliance and Disclosure
        Interpretations available on our website at
        www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how
        difficult or likely it will be to achieve the target levels or other factors, you should
        provide as much detail as necessary without disclosing information that poses a
        reasonable risk of competitive harm.

2.   It also appears that the amounts paid to your named executive officers as bonuses
        under your 2008 Executive Bonus Plan (in the case of 2008, $0 for most named
        executive officers) should have been disclosed under the caption "Non-Equity
        Incentive Plan Compensation" in your Summary Compensation Table pursuant to
        Item 402(c)(2)(vii) of Regulation S-K, and that the threshold, target and
        maximum amounts related to those awards should have been disclosed in your
        "Grants of Plan Based Awards" table pursuant to Item 402(d)(2)(iii) of
        Regulation S-K. Please provide such disclosure in your future filings, to the
        extent then applicable, or provide us with your analysis as to why such
        information should not have been included in the referenced tables in accordance
        with the referenced Item requirements.

Form 8-K dated April 30, 2009

3.   We see that the earnings release presents numerous non-GAAP financial
        measures. Please tell us where you have presented the disclosures called for by
        Item 10(e)(1)(i)(C) and (D) of Regulation S-K. In that regard, future earnings
        releases should present (1) a statement disclosing the reasons why management
        believes that presentation of a non-GAAP financial measure provides useful

information to investors regarding your Company's financial condition and results of operations and (2) to the extent material, a statement disclosing the additional purposes, if any, for which management uses a non-GAAP financial measure.

4.   As a related matter, it appears that the various non-GAAP financial measures eliminate recurring expenses, such as stock-based compensation, restructuring charges and amortization of intangible assets. Please also tell us how your presentation considers the disclosure guidance from Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

David Lyle
Entropic Communications, Inc.
June 26, 2009
Page 4

       You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or Tim Buchmiller at (202) 551-3635 with any other questions. You may also contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

       Sincerely,

       Gary Todd
       Accounting Reviewer